UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2021

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 17, 2021 titled “GeoPark Reports on the Ongoing Situation in Colombia”

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS ON THE ONGOING SITUATION IN COLOMBIA

Bogota, Colombia – May 17, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina reports on the ongoing situation in Colombia.

Following a new tax reform proposal, a national strike started on April 28, 2021 with protests and demonstrations in major cities of Colombia. Despite the proposal being dismissed in early May, demonstrations continued and intensified and included road blockades across the country, affecting logistics and supply chains in general.

These events impact crude oil transportation, drilling, and the mobilization of equipment and personnel, causing GeoPark and its joint-venture partners to significantly reduce activity in the fields and to start executing controlled production shut-ins in the Llanos 34 (GeoPark operated, 45% WI), CPO-5 (GeoPark non-operated, 30% WI), and Platanillo (GeoPark operated, 100% WI) blocks, which have been gradually implemented since May 8, 2021.

GeoPark’s priority is to ensure the health and safety of its employees, neighbors and contractors. The Company is taking all necessary steps to mitigate the impact of these events and is participating in ongoing conversations with the Colombian government, its joint-venture partners and suppliers, and expects the matter to be resolved in order to restart operations and production.

As of the date of this release, GeoPark’s net production curtailments total 12,000-15,000 boepd, representing 40-45% of the Company’s production in Colombia and with its remaining production in the country flowing normally. The Company’s operations and production in Chile, Brazil and Argentina have not been affected by these events.

Drilling, maintenance and other field activities in Colombia have been temporarily suspended until the situation is resolved.

The GeoPark team will continue to make any and all adjustments necessary to protect its employees, neighbors and contractors, as well as to minimize the impact on production, and once there is more information on the length and overall evolution of these events, GeoPark expects to provide revised oil and gas production guidance and an updated work program.

For further information, please contact:

INVESTORS:

Stacy Steimel	ssteimel@geo-park.com
Shareholder Value Director
T: +562 2242 9600

Miguel Bello	mbello@geo-park.com
Market Access Director
T: +562 2242 9600

Diego Gully	dgully@geo-park.com
Investor Relations Director
T: +5411 4312 9400

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the national strike in Colombia, expected or future production, production growth and operating and financial performance, future opportunities 2021, our 2021 oil and gas production guidance and work program and our capital expenditure plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: May 18, 2021